CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2008, 2007, AND 2006

(Expressed in thousands of Canadian Dollars)

D E V I S S E R   G R A Y   L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Northern Dynasty Minerals Ltd.

We have audited the consolidated balance sheets of Northern Dynasty Minerals Ltd. (“the Company”) as at December 31, 2008 and 2007, and the consolidated statements of operations, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008, and the consolidated statements of shareholders’ equity and deficit for each of the years in the two year period then ended. We have also audited the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 20, 2009

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	December 31	December 31
	2008	2007

ASSETS

Current assets
Cash and equivalents	$59,201	$40,341
Marketable securities (note 5)	2	13
Amounts receivable and prepaids	1,109	1,000
Balance receivable from related parties (note 9)	–	27
	60,312	41,381

Equipment (note 6)	619	674
Mineral property interests (note 7)	168,222	168,222

Total Assets	$229,153	$210,277

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$12,015	$7,607
Balance payable to related parties (note 9)	1,328	21
	13,343	7,628

Future income tax liability (note 10)	57,753	57,786
Non-controlling interest (note 7(a)(iii))	194,182	35,552
	251,935	93,338

Shareholders' (deficiency) equity
Share capital	365,202	365,202
Contributed surplus	23,435	18,018
Accumulated other comprehensive loss	(950)	(3)
Deficit	(423,812)	(273,906)
	(36,125)	109,311
Subsequent events (note 11)
Commitment (note 12)

Total Liabilities and Shareholders' Equity	$229,153	$210,277

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

	Years ended December 31
	2008	2007	2006

Expenses
Amortization	$182	$146	$124
Conference and travel	1,756	1,161	936
Exploration (see schedule of exploration expenses)	140,603	86,424	50,613
Foreign exchange loss (gain)	(9,168)	3,878	(773)
Interest income	(1,268)	(2,749)	(2,238)
Legal, accounting and audit	1,141	1,649	931
Office and administration	10,657	5,062	3,041
Shareholder communication	384	623	386
Stock-based compensation - exploration (note 8(c))	1,641	4,644	1,882
Stock-based compensation - administration (note 8(c))	3,776	6,489	4,163
Trust and filing	235	485	149
Net loss before the following	149,939	107,812	59,214
Gain on disposal of marketable securities	–	(1)	(194)
Loss on disposal of fixed assets	–	11	–
Net loss before taxes	149,939	107,822	59,020
Future income tax recovery	(33)	(3,815)	(637)
Loss for the year	$149,906	$104,007	$58,383

Other comprehensive loss
Unrealized loss on available-for-sale marketable securities (note 5)	11	2	–
Reclassification of realized gain on disposal of marketable
securities included in loss	–	1	–
Recognition of exchange difference on translation	936	–	–
Other comprehensive loss	$947	$3	$–

Total comprehensive loss	$150,853	$104,010	$58,383

Basic and diluted loss per common share	$1.62	$1.13	$0.75

Weighted average number of
common shares outstanding	92,543,639	91,978,571	77,708,870

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

	Years ended December 31
	2008	2007	2006

Operating activities
Loss for the year	$(149,906)	$(104,007)	$(58,383)
Items not involving cash
Amortization	182	146	124
Contributions from non-controlling interest (note 7(a)(iii))	158,630	35,552	–
Currency translation adjustment	(936)	–	–
Finder's fees (note 5)	–	5	–
Future income tax recovery	(33)	(3,815)	(637)
Gain on disposal of marketable securities	–	(1)	(194)
Loss on disposal of fixed assets	–	11	–
Shares received for property option agreement (note 5)	–	(20)	–
Stock-based compensation (note 8(c))	5,417	11,133	6,045
Changes in non-cash working capital items
Amounts receivable and prepaids	(109)	(510)	(73)
Accounts payable and accrued liabilities	4,408	(232)	4,678
Balances receivable from and payable to related parties	1,334	186	256
Cash and equivalents provided by (used in) operating activities	18,987	(61,552)	(48,184)

Investing activities
Proceeds on disposal of equipment	–	28	–
Purchase of equipment	(127)	(226)	(346)
Acquisition costs of mineral property interest	–	–	(82)
Proceeds on sale of marketable securities	–	–	558
Cash and equivalents provided by (used in) investing activities	(127)	(198)	130

Financing activities
Common shares issued for cash, net of issue costs	–	4,661	132,535
Options exercised proceeds received (receivable)	–	3,740	(3,740)
Cash provided from financing activities	–	8,401	128,795

Increase (decrease) in cash and equivalents	18,860	(53,349)	80,741
Cash and equivalents, beginning of year	40,341	93,690	12,949

Cash and equivalents, end of year	$59,201	$40,341	$93,690

Components of cash and equivalents are as follows:
Cash	14,141	3,882	260
Government of Canada treasury bills	44,077	–	–
Bankers' acceptances	983	1,004	71,162
Guaranteed investment certificates	–	–	1,662
Commercial paper	–	35,455	20,606
	$59,201	$40,341	$93,690

Supplementary information
Taxes paid	$67	$–	$–
Interest paid	$–	$–	$–
Interest received	$1,268	$2,751	$2,238

Non-cash investing and financing activities
Issuance of shares for mineral property interest	$–	$–	$89,194
Fair value of stock options allocated to shares issued upon
exercise	$–	$3,177	$5,045

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended		Year ended
		December 31, 2008		December 31, 2007

Share capital	Number of shares		Number of shares
Balance at beginning of the year	92,543,639	$365,202	91,685,519	$357,364
Share purchase options exercised at $4.50 per share	–	–	150,068	675
Share purchase options exercised at $5.31 per share	–	–	515,066	2,735
Share purchase options exercised at $5.37 per share	–	–	15,000	81
Share purchase options exercised at $5.40 per share	–	–	68,400	369
Share purchase options exercised at $7.25 per share	–	–	105,436	764
Share purchase options exercised at $9.81 per share	–	–	2,500	25
Share purchase options exercised at $10.32 per share	–	–	1,650	17
Fair value of stock options allocated to shares issued on exercise	–	–	–	3,177
Common shares issued pursuant to share purchase
agreement, net of issue costs (note 8(b))	–	–	–	(5)
Balance at end of the year	92,543,639	$365,202	92,543,639	$365,202

Contributed surplus
Balance at beginning of the year		18,018		10,062
Stock-based compensation (note 8(c))		5,417		11,133
Fair value of stock options allocated to shares issued on exercise		–		(3,177)
Balance at end of the year		$23,435		$18,018

Accumulated other comprehensive loss
Balance at beginning of the year		(3)		–
Unrealized loss on available-for-sale marketable securities (note 5)		(11)		(2)
Gain recognized on disposal of available-for-sale marketable securties		–		(1)
Translation adjustment		(936)		–
Balance at end of the year		$(950)		$(3)

Deficit
Balance at beginning of the year		(273,906)		(169,899)
Loss for the year		(149,906)		(104,007)
Balance at end of the year		$(423,812)		$(273,906)

TOTAL SHAREHOLDERS' EQUITY		$(36,125)		$109,311

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in thousands of Canadian Dollars)

	Years ended December 31
	2008	2007	2006

Assays and analysis	$1,387	$1,114	$586
Drilling	25,997	17,700	7,563
Engineering	28,602	4,464	4,744
Environmental	26,320	19,624	13,664
Equipment rental	103	97	67
Freight	2,197	2,150	1,082
Geological	3,253	1,780	1,250
Graphics	34	110	36
Land access	450	–	–
Option payment (note 5)	–	(20)	–
Property fees and assessments	370	202	172
Public affairs	9,511	–	–
Site activities	22,971	18,592	10,295
Socioeconomic	3,134	7,778	4,626
Transportation	14,564	11,567	5,627
Travel and accommodation	1,710	1,266	901
Incurred during the year	140,603	86,424	50,613
Cumulative expenditures, beginning of year	223,698	137,274	86,661
Cumulative expenditures, end of year	$364,301	$223,698	$137,274

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interest is its 50% share in the Pebble Project (note 7(a)(iii)) located in Alaska, United States of America (“USA”).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material differences between these principles and accounting principles generally accepted in the United States is shown in note 13.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. The Company has determined that its 50:50 partnership with an indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) in the Pebble Project qualifies as a variable interest entity and concluded that the Company is the primary beneficiary and accordingly has consolidated the activities of the partnership (notes 3(o) and 7(a)(iii)). Expenditures incurred on the Pebble Project through the partnership, while funded 100% by Anglo, have been included in the consolidated statement of operations. Anglo’s contributions for the year ended December 30, 2008 of $158.6 million (US$148 million) have been recorded as a non-controlling interest in the partnership.

All material intercompany balances and transactions have been eliminated at December 31, 2008, 2007 and 2006.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash. At December 31, 2008, of the $59,201 (2007 – $40,341) cash and equivalents held by the Company, $12,671 (US$10,403) were held in United States dollars (2007 – $37,417 (US$37,745)). The Company’s cash and equivalents are invested with major financial institutions in business accounts, bankers’ acceptances and in government treasury bills which are available on demand by the Company for its programs, and are not invested in any asset backed deposits/investments.

(b)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Mineral property interests

Exploration expenditures incurred prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Costs of exploration activities, feasibility studies, and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(d)	Financial Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive loss, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability.

All financial instruments are classified into one of the following categories: held for trading, held- to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net loss.

  Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive loss until the gain or loss is recognized in net loss.

  Held for trading financial instruments are measured at fair value. All changes in fair value are included in net loss in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net loss in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and closes are recognized in other comprehensive loss.

The Company had classified its financial instruments as follows:

  Marketable securities are classified as available-for-sale securities and are measured at fair market value with unrealized gains or losses recorded in other comprehensive loss. At the time securities are sold or otherwise disposed of, gains or losses are included in net loss.

(e)	Comprehensive Loss

Comprehensive loss is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net loss, such as unrealized gains or losses on available-for- sale investments. Certain gains and losses that would otherwise be recorded as part of net loss is presented in “other comprehensive loss” until it is considered appropriate to recognize into net

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(e)	Comprehensive Loss (continued)

loss. Accumulated other comprehensive loss is presented as a separate category in shareholders’ equity.

Accordingly, the Company reports a consolidated statement of operations and comprehensive loss and includes the account “accumulated other comprehensive loss” in the shareholders’ equity section of the consolidated balance sheet.

(f)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

The Company has no material asset retirement obligations as the disturbance to date is minimal, and the Company carries out, and expenses in the period incurred, appropriate reclamation activities.

(g)	Impairment of long-lived assets

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

As at December 31, 2008, the Company completed an impairment analysis which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that no impairment charge was required because there have been no significant changes in the legal factors or climate that affects the value of the properties, all property rights remain in good standing, there have been no significant changes in the projections for the properties and exploration results continue to be

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(g)	Impairment of long-lived asset (continued)

positive, the Company intends to continue its exploration and development plans on its property, and project funding continue to be provided by its partner.

(h)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date of issue or as otherwise provided for under the terms of the agreement to issue the shares.

(i)	Stock-based compensation

The Company has a share option plan which is described in note 8(c). The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

(j)	Foreign currency translation

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the year. Amortization is translated at the same exchange rates as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

Where the company classifies a foreign operation as self-sustaining, assets and liabilities are translated at exchange rates in effect at balance sheet date and revenue and expense items, including amortization at average exchange rates for the year. Exchange gains or losses on translation are accumulated in accumulated other comprehensive loss in shareholders equity.

During the year, the Company classified the Pebble Limited Partnership (the “Partnership”) as a foreign self-sustaining operation due to the following factors:

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(j)	Foreign currency translation (continued)

  cash flows of the Company are segregated from those of the day-to-day operations of the Partnership;

  costs incurred by the Partnership are primarily locally based;

  the day-to-day operations of the Partnership are being fully financed by the Company’s partner, Anglo, and are being received in the currency in which the Partnership operates, being the US dollar; and

  there are no intercompany transactions between the Company and the Partnership.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l)	Loss per common share

Basic loss per common share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

When the Company is in a net loss position, diluted loss per share is not presented separately as the effect of the outstanding options and warrants would be anti-dilutive.

(m)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the amounts of revenues and expenses reported during the period. Significant areas requiring the use of management estimates include the determination of the recoverability on buildings and equipment, impairment of mineral property interests, rates of amortization of equipment, the

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(m)	Use of estimates (continued)

determination of reclamation obligations, and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(n)	Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or possibly surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(o)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"). AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a VIE and for which the Company is considered the primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary.

The Company has determined that the Pebble Limited Partnership (“the Partnership”) is a VIE and has concluded that it is the primary beneficiary and consequently has consolidated the activities of the Pebble Limited Partnership from August 1, 2007 (note 7 (a)(iii)).

Expenditures incurred on the Pebble Project through the Partnership have been included in the consolidated statement of operations. Anglo’s contributions to December 31, 2008 of $194.2 million (US$183.9 million) have been recorded as a non-controlling interest in the Partnership.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(p)	Comparative figures

The preparation of the prior years' comparative figures have been reclassified where appropriate to conform to the financial statement presentation adopted for the current year.

4.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

(i)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements and public offerings in order to maintain or adjust its capital structure. The Company is not subject to externally imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period. There were no changes to the Company’s approach to capital management during the year ended December 31, 2008.

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(iii)	Financial Instruments – Disclosure (continued)

The carrying amounts of the Company’s cash and equivalents, marketable securities, amounts receivable, balances due to/receivable from related parties, refundable deposits, accounts payable and accrued liabilities approximate their fair values. The fair value of marketable securities is based on the market value of the quoted investments.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk by only investing its cash and equivalents with high-credit quality financial institutions and in government treasury bills. The carrying value of the Company’s cash and equivalents and amounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and equivalents are invested in business accounts, bankers’ acceptances, government treasury bills which are available on demand by the Company for its programs, and which are not invested in any asset backed deposits/investments.

Foreign exchange risk

The Company is exposed to foreign exchange risk as its operating expenses, through the Partnership, are primarily incurred in US dollars and its liabilities are primarily denominated in US dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Foreign exchange risk (continued)

Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Currency	December 31, 2008		December 31, 2007
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
United States Dollar
Cash and equivalents	$10,403	$12,671	$37,745	$37,417
Amounts receivable	663	812	26	26
Total financial assets	$11,066	$13,483	$37,771	$37,443

The exposure of the Company’s accounts payable and accrued liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	December 31, 2008		December 31, 2007
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
United States Dollar
Accounts payable and
accrued liabilities	$6,561	$8,057	$5,603	$5,554
Total financial liabilities	$6,561	$8,057	$5,603	$5,554

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the United States dollar would result in a decrease in the net comprehensive loss of approximately $0.7 million as reflected in the Company’s statement of operations.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Commodity price risk

While the value of the Company’s core mineral resource property, the Pebble Property, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

(iv)	Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Company’s has assessed its ability to continue as a going concern and has concluded that this assumption is appropriate in the preparation of these consolidated financial statements as ongoing exploration activities through the Partnership are being financed by the Company’s partner and the Company has sufficient cash and equivalents to fund its expected expenditures.

(b)	Accounting Policies Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies also have the option to early adopt IFRS for fiscal years beginning on January 1, 2009.

On March 2, 2009, the Company was granted approval by the applicable Canadian Security Regulators to early adopt IFRS starting January 1, 2009. The Company has substantially completed the process of transitioning from current Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Audit Committee and the Board of Directors have been regularly updated with the progress of the convergence project through communication and meetings.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(ii)	Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements issued on or after January 1, 2009. Section 3064 is not expected to have a significant impact on the financial statements.

5.	MARKETABLE SECURITIES

	Number of
Available for sale	shares	Amount
Solomon Resources Limited
Cost – common shares	75,000	$20
Finder’s fees paid in shares	(15,000)	(5)
Unrealized loss recognized 2007	–	(2)
Balance, December 31, 2007	60,000	13
Unrealized loss recognized 2008	–	(11)
Balance, December 31, 2008	60,000	$2

In 2007, the Company received 75,000 common shares in Solomon Resources Limited (“Solomon”), a company listed on the TSX Venture Exchange, in terms of an exclusive agreement in which Solomon had an option to earn a minimum 50% interest in a non core property (note 7(b)). To secure this option agreement the Company transferred 15,000 of these shares to an individual in payment for this service. During the year, the Company received notice from Solomon that it will be withdrawing from the option agreement.

These shares have been classified as available-for-sale securities and have been measured at fair market value being the quoted market price. Unrealized gains and losses have been recorded in comprehensive loss.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

6.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
December 31, 2008
Buildings	$312	$99	$213
Furniture and fixtures	295	171	124
Site equipment	242	140	102
Vehicles	94	69	25
Computer equipment	271	116	155
	$1,214	$595	$619

December 31, 2007
Buildings	$312	$76	$236
Furniture and fixtures	235	133	102
Site equipment	242	96	146
Vehicles	94	59	35
Computer equipment	204	49	155
	$1,087	$413	$674

7.	MINERAL PROPERTY INTERESTS

(a)	Pebble Property

	Years ended December 31
	2008	2007
Balance, beginning and end of year	$168,222	$168,222

(i) Exploration and Resource Lands

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” copper/gold/molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interests in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $585 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to pay for HDGI’s 20% share of costs in connection with the exercise requirements under the Options.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(i) Exploration and Resource Lands (continued)

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value $11.8 million). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares (“NDM Resource Lands shares”) in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments. The actual adjusted amount was US$9.9 million. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9.9 million in resale proceeds of the 1,772,775 shares by May 22, 2006. The Company completed its commitment by selling 473,700 shares for US$2 million, in 2005 and managing the sale of 1,277,028 shares for the balance in 2006. The remaining 22,047 unsold NDM Resource Lands shares relating to this acquisition were returned to the Company’s treasury.

At the time of the Company exercising the Resource Lands Option, the Company also exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50:50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed until August 24, 2005.

Teck Cominco elected on July 18, 2005, to require the Company to manage the resale of these shares (“NDM Exploration Lands shares”) for the guaranteed US$4 million in resale proceeds by August 24, 2006. The Company completed its commitment to Teck Cominco in 2006 through the sale of 654,502 NDM Exploration Lands shares for proceeds of approximately US$4.0 million. The remaining 323,293 unsold NDM Exploration Lands shares were returned to the Company’s treasury.

In total, 345,340 unsold common shares of the Company at a value of $1.8 million, were returned to the treasury of the Company. The Company recorded this amount in contributed surplus and a related future income tax liability of $728 generated on this transaction is fully offset by previously unrecognized tax assets.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(ii) HDGI 20% carried contractual interest

As a consequence of the Company electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to an independently appraised value of the carried interests.

On May 31, 2006, the Company acquired 100% of the outstanding common shares of HDGI for purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed on SEDAR at www.sedar.com. Both the TSX Venture Exchange and the American Stock Exchange accepted the acquisition transaction. The results of HDGI’s operations have been included in the consolidated financial statements since the date of acquisition.

The following table summarizes the assets acquired and liabilities assumed on the date of acquisition:

Mineral property interest	$151,433
Future income tax liability	(62,239)
Purchase price	$89,194

Consideration – 14,002,268 common shares	$89,194

With the completion of the acquisition of HDGI and being discharged of Teck Cominco’s share resale guarantees, the Company, until July 31, 2007, owned a 100% right, title and interest in the entire Pebble Property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property). On July 31, 2007, the Company formed a 50:50 limited partnership with Anglo American plc (see 7(a)(iii)).

The HDGI acquisition created a future tax liability due to the limited pools available in HDGI to offset taxable income earned in that company relative to the carrying cost of the acquired asset on the Company’s balance sheet. Subsequent to the date of acquisition, deductible expenditures incurred by HDGI have reduced this liability and this amount has been recorded as a future income tax recovery.

(iii) Non-controlling interest, Limited Partnership with Anglo American

	2008	2007
Balance, beginning of year	$35,552	$–
Contributions by Anglo American to Partnership	158,630	35,552
Balance, end of year	$194,182	$35,552

On July 26, 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interest into a limited partnership, the Pebble Limited Partnership (“the

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(iii) Non-controlling interest (continued)

Partnership”), so that an indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) could subscribe for 50% of the Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively have equal rights in the Partnership through wholly-owned affiliates. The purpose of the strategic Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Partnership, Anglo is required to make staged cash investments into the Partnership aggregating to US$1.425 billion as discussed below.

Anglo’s staged investment requirements include an initial minimum expenditure of US$125 million to be expended towards a prefeasibility study (funding completed as of 2008), plus a requirement to fund additional expenditures approved by the board of the general partner (Pebble Mines Corp.) unless Anglo elects to terminate its rights and relinquish all its interests in the Partnership. After the completion and approval by the general partner of the prefeasibility study, Anglo is required, in order to retain its 50% interest in the Partnership, to commit to further expenditures which bring its total investment to at least US$450 million which amount is to be expended in producing a final feasibility study and in related activities, the completion of which is expected to take the Partnership to a production decision. Upon an affirmative decision by the Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and Northern Dynasty on a 50:50 basis (subject to dilution for non-contribution). If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Partnership agreement provides for equal project control rights for both partners, with no operator’s fees payable to either party.

The Company has accounted for the Partnership as a VIE (note 3(o)). Expenditures incurred since August 1, 2007 on the Pebble Project have been incurred through the Partnership. Anglo’s contributions to the Partnership for the year ended December 31, 2008 amounted to $188.5 million (US$148.0 million) (Five months to December 31, 2007 – $35.5 million (US$35.9 million)) and have been recorded as a non-controlling interest in the Partnership. Under the Partnership agreement and applicable tax regulations, neither the Company nor its affiliated general partnership will be entitled to the benefits for tax purposes of the expenditures incurred by the Partnership from Anglo’s investment, as these benefits accrue exclusively to Anglo under the Partnership agreement and applicable tax regulations.

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties which are non core to the Company, in northwestern Ontario under the Pickle Lake Joint Venture. The remaining 62.5% joint venture interest is held by Energold Minerals Inc. (“Energold”) (together jointly with the Company, the “Partners”). The Company continues to maintain these claims in good standing.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(b)	Pickle Lake Joint Venture (continued)

In October 2006, the Partners entered into an option agreement with Solomon Resources Limited (“Solomon”) whereby Solomon had the right to earn up to a 60% interest in the Eyapamikama Lake property (formerly Arseno Lake), located 170 kilometres north of Pickle Lake. Under the option agreement, Solomon was granted an exclusive option to earn a minimum 50% interest in the property by funding an initial exploration program of $25 which it completed. In 2007, Solomon exercised this option and opted in terms of the option agreement to issue to the Partners a total of 200,000 common shares of Solomon (“Solomon shares”) of which 75,000 were issued to the Company (note 5) and 125,000 to Energold.

Under the option agreement to earn its 50% interest, Solomon was also required to incur exploration expenditures totaling $1 million and issue to the Partners 200,000 Solomon shares and make a cash payment of $65 or 400,000 Solomon shares by January 31, 2008. However, before January 31, 2008, Solomon indicated it had not incurred the required exploration expenditures due to their exploration program being delayed as a result of a breakdown in talks with relevant parties. Further attempts by Solomon to revive talks proved unsuccessful and Solomon consequently decided to terminate the option agreement.

(c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares (refer to Consolidated Statements of Shareholders’ Equity and Deficit)

In July 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”), a subsidiary of Rio Tinto plc, for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first. In early 2007, Rio Tinto, through its subsidiary QIT-Fer Et Titane Inc., purchased 9.4 million common shares of Northern Dynasty from a significant shareholder of the Company to bring its share ownership to approximately 19.6%.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(c)	Share purchase option compensation plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The share option plan (the "2008 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2008 Rolling Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options for the year ended December 31, 2008 is:

	Exercise	Dec 31			Expired /	Dec 31
Expiry date	price	2007	Granted	Exercised	cancelled	2008
April 30, 2009	$7.25	359,400	–	–	–	359,400
April 30, 2009	$9.81	50,000	–	–	–	50,000
April 30, 2009	$10.32	596,350	–	–	(3,350)	593,000
April 14, 2011	$9.74	–	1,510,500	–	(48,832)	1,461,668
April 30, 2011	$7.25	945,000	–	–	–	945,000
October 27, 2011	$3.00	–	224,660	–	(2,783)	221,877
February 20, 2012	$10.95	828,000	–	–	–	828,000
April 11, 2013	$3.00	–	753,000	–	–	753,000
August 22, 2013	$5.35	–	40,000	–	–	40,000
October 27, 2013	$3.00	–	140,000	–	–	140,000
		2,778,750	2,668,160	–	(54,965)	5,391,945

Weighted average exercise price		$9.06	$8.75	$–	$9.43	$8.90

The continuity of share purchase options for the year ended December 31, 2007 is:

	Exercise	Dec 31			Expired /	Dec 31
Expiry date	price	2006	Granted	Exercised	cancelled	2007
September 28, 2007	$5.40	85,067	–	(68,400)	(16,667)	–
November 30, 2007	$4.50	150,068	–	(150,068)	–	–
November 30, 2007	$5.31	515,066	–	(515,066)	–	–
December 14, 2007	$5.37	15,000	–	(15,000)	–	–
April 30, 2009	$7.25	410,670	–	(45,436)	(5,834)	359,400
April 30, 2009	$9.81	62,500	–	(2,500)	(10,000)	50,000
April 30, 2009	$10.32	–	613,000	(1,650)	(15,000)	596,350
April 30, 2011	$7.25	1,125,000	–	(60,000)	(120,000)	945,000
February 20, 2012	$10.95	–	828,000	–	–	828,000
		2,363,371	1,441,000	(858,120)	(167,501)	2,778,750

Weighted average exercise price		$6.64	$10.68	$5.44	$7.49	$9.06

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(c)	Share purchase option compensation plan (continued)

Options outstanding and exercisable at December 31, 2008 were as follows:

	Exercise	Options	Number of	Contractual Life
Expiry date	price	outstanding	options vested	remaining (years)
April 30, 2009	$7.25	359,400	359,400	0.33
April 30, 2009	$9.81	50,000	50,000	0.33
April 30, 2009	$10.32	593,000	593,000	0.33
April 14, 2011	$9.74	1,461,668	492,335	2.28
April 30, 2011	$7.25	945,000	945,000	2.33
October 27, 2011	$3.00	221,877	74,886	2.82
February 20, 2012	$10.95	828,000	828,000	3.14
April 11, 2013	$3.00	753,000	251,000	4.28
August 22, 2013	$5.35	40,000	13,333	4.64
October 27, 2013	$3.00	140,000	46,667	4.82
Total		5,391,945	3,653,621
Weighted average exercise price			$8.98

The exercise prices of share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statements of operations as follows:

	Years ended December 31
	2008	2007	2006
Exploration
Engineering	$364	$1,389	$637
Environmental, socioeconomic and land	66	916	224
Geological	1,211	2,339	1,021
	1,641	4,644	1,882
Operations and administration	3,776	6,489	4,163
Total compensation cost recognized in
operations, credited to contributed surplus	$5,417	$11,133	$6,045

The grant date fair value of options granted during the year ended December 31, 2008 was $3.92 (2007 – $5.51) .

The weighted average assumptions used to estimate the fair value of options granted during the period were:

	2008	2007	2006
Risk-free interest rate	2%	4%	4%
Expected life	3.7 years	3.8 years	4.4 years
Vesting period	0 – 24 months	0 – 24 months	0 – 24 months
Expected volatility	60%	64%	52%
Expected dividend yield	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	Years ended December 31
Transactions	2008	2007	2006
Services rendered and expenses reimbursed
Hunter Dickinson Services Inc. (a)	$10,675	$5,386	$3,728
Sidev Holdings Ltd. (b)	175	208	176
CEC Engineering Ltd. (c)	150	19	–
Galahad Gold plc (d)	–	–	31
Beattie Consulting Ltd. (e)	–	–	2

Balances receivable	At December 31, 2008	At December 31, 2007
Hunter Dickinson Services Inc. (a)	$–	$27

Balances payable	At December 31, 2008	At December 31, 2007
Hunter Dickinson Services Inc. (a)	$1,328	$–
Sidev Holdings Ltd. (b)	–	21
	$1,328	$21

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by eight public companies, one of which is Northern Dynasty. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. Balances receivable from HDSI result from advances to HDSI by the Company for services to be rendered subsequent to the period reported. Included in the total of services provided by HDSI for the year ended December 31, 2008 is $8,509 invoiced to the Pebble Limited Partnership for services.

(b)

Sidev Holdings Ltd., is a private company controlled by a former director of Pebble East Claims Corp. (formerly Northern Dynasty Mines Inc., a wholly-owned subsidiary of Pebble Limited Partnership), which provides project management services at market rates.

(c)	CEC Engineering Ltd. is a private company owned by a director that provides engineering and project management services to the Company at market rates.

(d)

Galahad Gold plc (“Galahad”) was previously a significant shareholder of the Company, with a director in common, which charged the Company for travel expenses incurred. Shambala Gold plc, a subsidiary of Galahad, provided engineering and project management services to the Company at market rates.

(e)	Beattie Consulting Ltd. is a private company controlled by a former director of Northern Dynasty Minerals Ltd. that provided project management services to the Company at market rates.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

10.	INCOME TAXES

As at December 31, 2008 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31	December 31
	2008	2007
Future income tax assets (liabilities)
Resource pools	$76,508	$75,878
Loss carry forwards	3,916	5,969
Equipment	162	105
Other	1	1
Subtotal	80,587	81,953
Valuation allowance	(75,373)	(76,772)
Net future income tax asset	5,214	5,181

Acquisition of HDGI – Excess of book value of mineral
property over tax value	(62,239)	(62,239)
Sale of NDM Exploration and Resource Lands shares –
Excess of book value of mineral property over tax value	(728)	(728)
Net future income tax liability	$(57,753)	$(57,786)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to income before income taxes. These differences result from the following items:

	December 31	December 31	December 31
	2008	2007	2006
Combined Canadian federal and provincial
statutory rate	31.00%	34.12%	34.12%

Income tax at statutory rates	$(46,464)	$(36,789)	$(20,138)
Non-deductible items	1,683	3,809	2,098
Partnership losses not deductible	46,950	14,081	–
Reduction in statutory tax rates	(130)	1,092	360
Difference in foreign tax rates	(119)	(3,270)	(3,620)
Change in valuation allowance	(1,399)	17,340	20,131
Other	(554)	(78)	532
Income tax recovery	$(33)	$(3,815)	$(637)

At December 31, 2008, the Company had available losses for income tax purposes in Canada totaling approximately $10,318 (2007 – $18,200), expiring in various years from 2008 to 2027.

The Company has capital losses available of $156 (2007 – $160), which can be used to offset future capital gains. The Company has approximately $186,600 (2007 – $187,700) of resource tax pools available in Canada, which, when available, may be carried forward and utilized to reduce future taxes related to certain resource income. In addition, the Company has approximately $186,300 (2007 – $185,600) of resource tax pools available, which may be used to shelter certain resource income in the United States.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

11.	SUBSEQUENT EVENTS

The Company

  issued 4,980,200 options with an exercise price of $5.00 per common share, with expiry dates of February 2 and February 4, 2012 and 2014 respectively;

  cancelled 4,450,734 options with exercise prices between $7.25 to $10.95 and with various expiry dates between April 04, 2009 to April 11, 2013; and

  was granted approval to early adopt IFRS (note 4(b)(i))

12.	COMMITMENT

The Company, through the Pebble Limited Partnership has a commitment to contribute an initial US$5 million over a five-year period, of which US$1 million was contributed in 2008, to the Pebble Fund for Sustainable Bristol Bay Fisheries and Communities, a grant-making body dedicated to enhancing fisheries and sustaining local communities in southwest Alaska.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

Total assets	2008	2007
Total assets under US and Canadian GAAP	$229,153	$210,277

Total liabilities	2008	2007
Total liabilities under US and Canadian GAAP	$265,278	$100,966

Total share capital and contributed surplus	2008	2007
Total share capital and contributed surplus under US and Canadian
GAAP	$388,637	$383,220

Total accumulated other comprehensive loss	2008	2007
Total accumulated other comprehensive loss under US and Canadian
GAAP	$950	$3

Total deficit	2008	2007
Total deficit under US and Canadian GAAP	$423,812	$273,906

Consolidated Statements of Operations	2008	2007	2006
Loss for the year under Canadian GAAP, being
comprehensive loss in 2008	$(150,853)	$(104,010)	$(58,383)
Other comprehensive income
Realization on prior year mark-to-market
adjustment (a)	–	–	–
Comprehensive loss for the year under US GAAP	$(150,853)	$(104,010)	$(58,383)

Loss per share under US GAAP	$(1.62)	$(1.13)	$(0.75)

Comprehensive loss per share under US GAAP	$(1.62)	$(1.13)	$(0.75)

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2008, 2007, and 2006.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(a)	Impact of recently adopted United States accounting pronouncements

(i)

SFAS No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. The Company adopted this standard during the period and has determined that the disclosure in note 3 with regards to the fair value of the Company’s financial instruments is consistent with SFAS No. 157.

	(ii)	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities –

Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. The Company adopted this standard during the period and has indicated those financial instruments that are measured at fair value in note 3.

(iii)

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Company during the period. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

(b)	United States accounting pronouncements to be adopted

(i)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. It expands the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for the Company’s 2009 fiscal year. Therefore, the Company will apply SFAS 141(R) prospectively to all business combinations subsequent to January 1, 2009.

(ii)

In December 2007, the FASB issued SFAS No. 160, Non controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and non-controlling interests and requires the separate disclosure of income attributable to controlling and non controlling interests. SFAS 160 is effective for fiscal years beginning January 1, 2009. The Company is currently evaluating the impact that the adoption of SFAS 160 will have on its consolidated financial statement but does not expect the adoption of SFAS 160 to have a material impact on results of operations, cash flows or financial position.

(iii)

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-2 delays the effective date of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") to fiscal years beginning after November 15, 2008 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As a result of adoption of FSP SFAS 157-2, the Company will adopt SFAS 157 for non financial assets and non financial liabilities in fiscal 2009. Although the Company will continue to evaluate the application of SFAS 157 to non financial assets and nonfinancial liabilities, the Company does not expect the adoption of SFAS 157 with respect to non financial assets and non financial liabilities will have a material impact on its consolidated results of operations, cash flows or financial position

(iv)

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of FAS 161 and has not yet adopted the statement. However, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated results of operations, cash flows or financial position.

(v)

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

other assets) on conversion to separately account for the liability and equity components of those instruments by allocating the proceeds from the issuance between the liability component and the embedded conversion option. This standard is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of this standard.

(vi)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for non governmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.